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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number 0-11258


                               WORLDCOM, INC.
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           (Exact name of registrant as specified in its charter)


      515 East Amite Street, Jackson, Mississippi  39201 (601) 360-8671
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 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


   Depositary Shares, each representing 1/100th of a Share of Series A 8%
                   Cumulative Convertible Preferred Stock
             Series A 8% Cumulative Convertible Preferred Stock
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          (Title of each class of securities covered by this  Form)


                         Common Stock $.01 par value
            Series B Convertible Preferred Stock, $.01 par value
                       Preferred Stock Purchase Rights
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 (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a) (1) (i)     [  X  ]          Rule 12h-3(b) (1) (i)    [  X  ]
           Rule 12g-4(a) (1) (ii)    [     ]          Rule 12h-3(b) (1) (ii)   [     ]
           Rule 12g-4(a) (2) (i)     [     ]          Rule 12h-3(b) (2) (i)    [     ]
           Rule 12g-4(a) (2) (ii)    [     ]          Rule 12h-3(b) (2) (ii)   [     ]
                                                      Rule 15d-6               [     ]

Approximate number of holders of record as of the certification or notice date:
None as to Depositary Shares or Series A Preferred Stock

Pursuant to the requirements of the Securities Exchange Act of 1934, Brooks Fiber Properties, Inc. (name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    June 15, 1998         By:  /s/ Scott D. Sullivan
                                    --------------------------------------------
                               Name:  Scott D. Sullivan, Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.